Exhibit 99.1

PRELIMINARY NOTE

The unaudited condensed Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2021, included herein, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Consolidated Financial Statements are presented in euros. All references in this interim report to “$,” and “U.S. dollars” mean U.S. dollars and all references to “€” and “euros” mean euros, unless otherwise noted.

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contain statements that constitute forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”). All statements other than statements of historical facts, including statements regarding our future results of operations and financial position, business and commercial strategy, potential market opportunities, products and product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this interim report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others. Forward-looking statements are based on our management’s beliefs and assumptions and on information available to our management at the time such statements are made. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to: the severity and duration of the evolving COVID-19 pandemic and the resulting impact on macro-economic conditions; inconclusive clinical trial results or clinical trials failing to achieve one or more endpoints, early data not being repeated in ongoing or future clinical trials, failures to secure required regulatory approvals, disruptions from failures by third-parties on whom we rely in connection with our clinical trials, delays or negative determinations by regulatory authorities, changes or increases in oversight and regulation; increased competition; manufacturing delays or problems, inability to achieve enrollment targets, disagreements with our collaboration partners or failures of collaboration partners to pursue product candidates, legal challenges, including product liability claims or intellectual property disputes, commercialization factors, including regulatory approval and pricing determinations, disruptions to access to raw materials or starting material, proliferation and continuous evolution of new technologies; disruptions to Immatics’ business; management changes; dislocations in the capital markets; and other important factors described under “Risk Factors” in our Annual Report on Form 20-F/A for the year ended December 31, 2020, filed with the Securities and Exchange Commission on October 28, 2021 and those described in our other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they were made. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements, whether as a result of any new information, future events, changed circumstances or otherwise.

We own various trademark registrations and applications, and unregistered trademarks, including Immatics®, XPRESIDENT®, ACTengine®, ACTallo®, ACTolog®, XCEPTOR™, TCER™, AbsQuant™, IMADetect™ and our corporate logo. All other trade names, trademarks and service marks of other companies appearing in this interim report are the property of their respective owners. Solely for convenience, the trademarks and trade names in this interim report may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

As used in this interim report, the terms “Immatics,” “we,” “our,” “us,” “the Group” and “the Company” refer to Immatics N.V. and its subsidiaries, taken as a whole, unless the context otherwise requires. The unaudited condensed consolidated financial statements and Management’s Discussion & Analysis of Financial Condition and Results of Operations in this interim report are related to Immatics N.V. and its German subsidiary Immatics Biotechnologies GmbH as well as its U.S. subsidiary Immatics U.S. Inc.

Unaudited Condensed Consolidated Statement of Financial Position of Immatics N.V.

		As of
	Notes	September 30, 2021	December 31, 2020

		(Euros in thousands)
Assets
Current assets
Cash and cash equivalents		161,294	207,530
Other financial assets	14	11,920	24,448
Accounts receivable		725	1,250
Other current assets	5	6,197	5,763

Total current assets		180,136	238,991
Non-current assets
Property, plant and equipment	9	9,498	7,868
Intangible assets	9	1,277	914
Right-of-use assets	9	7,281	6,149
Other non-current assets		719	724

Total non-current assets		18,775	15,655

Total assets		198,911	254,646

Liabilities and shareholders’ deficit
Current liabilities
Provisions	10	3,075	51
Accounts payable		11,842	10,052
Deferred revenue	6	61,877	46,600
Other financial liabilities		26,257	16,869
Lease liabilities		2,600	1,881
Other current liabilities	11	1,469	2,025

Total current liabilities		107,120	77,478
Non-current liabilities
Deferred revenue	6	52,232	85,475
Lease liabilities		4,398	4,306

Total non-current liabilities		56,630	89,781
Shareholders’ equity
Share capital		629	629
Share premium		560,441	538,695
Accumulated deficit		(521,026)	(444,478)
Other reserves		(4,883)	(7,459)

Total shareholders’ equity		35,161	87,387

Total liabilities and shareholders’ equity		198,911	254,646

The accompanying notes are an integral part of these condensed consolidated financial statements.

Unaudited Condensed Consolidated Statement of Loss of Immatics N.V.

		Three months ended September 30,		Nine months ended September 30,
	Notes	2021	2020 (Restated)	2021	2020 (Restated)

		(Euros in thousands, except share and per share data)		(Euros in thousands, except share and per share data)
Revenue from collaboration agreements	6	6,443	7,871	19,036	21,807
Research and development expenses		(21,225)	(17,485)	(64,613)	(46,236)
General and administrative expenses		(8,266)	(9,215)	(24,968)	(25,488)
Other income		47	32	311	232

Operating result		(23,001)	(18,797)	(70,234)	(49,685)
Financial income	7	1,421	1,188	4,474	1,943
Financial expenses	7	(171)	(6,717)	(1,400)	(6,499)
Change in fair value of warrant liabilities	8	(5,452)	13,157	(9,388)	13,157
Share listing expense	8	—	(152,787)	—	(152,787)

Financial result		(4,202)	(145,159)	(6,314)	(144,186)

Loss before taxes		(27,203)	(163,956)	(76,548)	(193,871)
Taxes on income		—	—	—	—

Net loss		(27,203)	(163,956)	(76,548)	(193,871)
Attributable to:
Equity holders of the parent		(27,203)	(163,956)	(76,548)	(193,314)
Non-controlling interest		—	—	—	(557)

Net loss		(27,203)	(163,956)	(76,548)	(193,871)

Net loss per share - basic and diluted		(0.43)	(2.61)	(1.22)	(4.49)
Weighted average shares outstanding - basic and diluted		62,911,465	62,908,617	62,909,797	43,032,098

The accompanying notes are an integral part of these condensed consolidated financial statements.

Unaudited Condensed Consolidated Statement of Comprehensive Loss of Immatics N.V.

		Three months ended September 30,		Nine months ended September 30,
	Notes	2021	2020 (Restated)	2021	2020 (Restated)

		(Euros in thousands)		(Euros in thousands)
Net Loss		(27,203)	(163,956)	(76,548)	(193,871)
Other comprehensive loss
Items that may be reclassified subsequently to profit or loss, net of tax		—	—	—	—
Currency translation differences from foreign operations		1,252	(3,487)	2,576	(3,387)

Total comprehensive loss for the period		(25,951)	(167,443)	(73,972)	(197,258)
Attributable to:
Equity holders of the parent		(25,951)	(167,443)	(73,972)	(196,701)
Non-controlling interest		—	—	—	(557)

Total comprehensive loss for the period		(25,951)	(167,443)	(73,972)	(197,258)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Unaudited Condensed Consolidated Statement of Cash Flows of Immatics N.V.

	Nine months ended September 30,
	2021	2020 (Restated)

	(Euros in thousands)
Cash flows from operating activities
Loss before taxation	(76,548)	(193,871)
Adjustments for:
Interest income	(102)	(1,072)
Depreciation and amortization	3,967	3,466
Interest expense	213	188
Share listing expense	—	152,787
Equity settled share-based payment	21,671	15,031
MD Anderson compensation expense	—	45
Decrease in other liabilities resulting from share appreciation rights	—	(1,893)
Payment related to share-based compensation awards previously classified as equity-settled	—	(4,322)
Net foreign exchange differences	408	(1,425)
Change in fair value of warrant liabilities	9,388	(13,157)
Changes in working capital
Decrease/(increase) in accounts receivable	525	(92)
(Increase) in other assets	(390)	(2,212)
(Decrease) in accounts payable and other current liabilities	(14,233)	(14,180)
Interest received	144	1,030
Interest paid	(213)	(188)

Net cash used in operating activities	(55,170)	(59,865)

Cash flows from investing activities
Payments for property, plant and equipment	(3,277)	(5,864)
Cash paid for investments classified in Other financial assets	(53,887)	(58,482)
Cash received from maturity of investments classified in Other financial assets	66,972	48,881
Payments for intangible assets	(487)	(86)
Proceeds from disposal of property, plant and equipment	—	—

Net cash (used in)/provided by investing activities	9,321	(15,551)

Cash flows from financing activities
Proceeds from issuance of shares to equity holders of the parent	75	209,369
Payments for leases	(2,102)	(1,633)

Net cash used in financing activities	(2,027)	207,736

Net (increase)/decrease in cash and cash equivalents	(47,876)	132,320

Cash and cash equivalents at beginning of period	207,530	103,353

Effects of exchange rate changes on cash and cash equivalents	1,640	(1,997)

Cash and cash equivalents at end of period	161,294	233,676

The accompanying notes are an integral part of these condensed consolidated financial statements.

Unaudited Condensed Consolidated Statement of Changes in Shareholders’ equity (deficit) of Immatics N.V.

(Euros in thousands)	Notes	Share capital	Share premium	Accumulated deficit	Other reserves	Total equity (deficit) attributable to shareholders of the parent	Non-controlling interest	Total share- holders’ equity (deficit)

Balance as of January 1, 2020		1,164	190,945	(233,194)	(770)	(41,855)	1,020	(40,835)
Other comprehensive loss		—	—	—	(3,387)	(3,387)	—	(3,387)
Net loss		—	—	(193,314)	—	(193,314)	(557)	(193,871)
Comprehensive loss for the year		—	—	(193,314)	(3,387)	(196,701)	(557)	(197,258)
Reorganization		(833)	833	—	—	—	—	—
Issue of share capital
MD Anderson Share Exchange		7	501	—	—	508	(508)	—
PIPE Financing, net of transaction costs		104	89,749	—	—	89,853	—	89,853
ARYA Merger, net of transaction costs		180	237,477	—	—	237,657	—	237,657
SAR conversion		7	(7)	—	—	—	—	—
Total issuance of share capital		298	328,553	—	—	328,018	(508)	327,510
Equity-settled share-based compensation	12	—	15,031	—	—	15,031	—	15,031
Payment related to share-based compensation awards previously classified as equity-settled		—	(4,322)	—	—	(4,322)	—	(4,322)
MD Anderson milestone compensation expense		—	—	—	—	—	45	45

Balance as of September 30, 2020 (Restated)		629	530,207	(426,508)	(4,157)	(100,171)	—	(100,171)

Balance as of January 1, 2021		629	538,695	(444,478)	(7,459)	87,387	—	87,387
Other comprehensive income		—	—	—	2,576	2,576	—	2,576
Net loss		—	—	(76,548)	—	(76,548)	—	(76,548)
Comprehensive income/(loss) for the year		—	—	(76,548)	2,576	(73,972)	—	(73,972)
Equity-settled share-based compensation	12	—	21,671	—	—	21,671	—	21,671
Share options exercised		—	75	—	—	75	—	75

Balance as of September 30, 2021		629	560,441	(521,026)	(4,883)	35,161	—	35,161

The accompanying notes are an integral part of these condensed consolidated financial statements.

Notes to the Unaudited Condensed Consolidated Financial Statements of Immatics N.V.

1. Group information

Immatics N.V, together with its German subsidiary Immatics Biotechnologies GmbH and its U.S. subsidiary, Immatics US Inc., (“Immatics” or “the Group”) is a biotechnology group that is primarily engaged in the research and development of T cell redirecting immunotherapies for the treatment of cancer. Immatics N.V., a Dutch public limited liability company, was converted on July 1, 2020 from Immatics B.V., a Dutch company with limited liability. Immatics Biotechnologies GmbH and Immatics US Inc. became subsidiaries of Immatics N.V. as part of the ARYA Merger on July 1, 2020. Immatics N.V is registered with the commercial register at the Netherlands Chamber of Commerce under RSIN 861058926 with a corporate seat in Amsterdam and is located at Paul-Ehrlich Str. 15 in 72076 Tübingen, Germany. Prior to July 1, 2020, Immatics N.V. was a shell company with no active trade or business or subsidiaries and all relevant assets and liabilities as well as income and expenses were borne by Immatics Biotechnologies GmbH and its U.S. subsidiary Immatics US, Inc. Therefore, the comparable financial results for the nine months ended September 30, 2020, include losses, comprehensive losses and cash flows for the six months ended June 30, 2020 which represent consolidated financial results of Immatics Biotechnologies GmbH.

These interim condensed consolidated financial statements of the Group for the three and nine months ended September 30, 2021, were authorized for issue by the Audit Committee of Immatics N.V. on November 16, 2021.

2. Significant events and changes in the current reporting period

The Group was affected by the following events or transactions during the three and nine months ended September 30, 2021.

COVID-19

In December 2019, a novel strain of coronavirus (“COVID-19”) emerged. In response, many countries and businesses still institute travel restrictions, quarantines, and office closures. The extent of the pandemic and governmental responses may impact our ability to obtain raw materials and equipment used for research and development, obtain sufficient additional funds to finance our operations, and conduct clinical trials, any of which could materially and adversely affect our business.

Management continues to monitor the situation and enacted significant measures to protect the Group’s supply chain, employees, and the execution of clinical trials. To date, the pandemic does not significantly impact the Group. The ongoing spread of COVID-19 may in the future negatively impact the Group’s ability to conduct clinical trials, including potential delays and restrictions on the Group’s ability to recruit and retain patients, and the availability of principal investigators and healthcare employees. COVID-19 could also affect the operations of contract research organizations, which may also result in delays or disruptions in the supply of product candidates. Immatics continues to expand its clinical programs with additional clinical trial sites opening in the U.S. and in Europe. Given the ongoing vaccination programs both in the U.S. and in Europe we currently do not expect significant negative impacts on the Group’s activities in the future. However, COVID-19 also showed the ability of mutation with potential mutants in the future limiting the impact of the vaccines. This could again lead to further negative impacts.

3.1 Significant accounting policies

Basis of presentation

The interim condensed consolidated financial statements of the Group as of September 30, 2021 and for the three and nine months ended September 30, 2021 and 2020 have been prepared in accordance with International Accounting Standard 34 (“Interim Financial Reporting”), as issued by the International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2020, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB, taking into account the recommendations of the International Financial Reporting Standards Interpretations Committee (“IFRS IC”).

The interim condensed consolidated financial statements are presented in Euros. Amounts are stated in thousands of Euros, unless otherwise indicated.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2020. The new and amended standards and interpretations applied for the first time as of January 1, 2021, as disclosed in the notes to the consolidated financial statements for the year ended December 31, 2020, had no impact on the interim condensed consolidated financial statements of the Group for the three and nine months ended as of September 30, 2021.

As of September 30, 2021, Immatics holds bonds. The bonds` contractual cash flows represent solely payments of principal and interest and Immatics intends to hold the bonds to collect the contractual cash flows. The Group therefore accounts for the bonds as a financial asset at amortized cost.

The Group had a non-controlling interest, representing approximately 3.96% of the Group’s Immatics US, Inc. subsidiary as of June 30, 2020, held by MD Anderson. On July 1, 2020 and as part of the ARYA Merger, this non-controlling interest in Immatics US, Inc. was exchanged for ordinary shares in Immatics N.V.

3.2 Restatement of prior period Unaudited Condensed Consolidated Financial Statements to correct the presentation of the warrants

On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the Securities and Exchange Commission (the “SEC”) together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”). The SEC Statement clarified guidance for all SPAC-related companies regarding the accounting and reporting for their warrants that could result in the warrants issued by SPACs being classified as a liability measured at fair value, with non-cash fair value adjustments recorded in the statement of operations for each reporting period. This guidance was applicable for companies that reported using U.S. GAAP.

Under IFRS, there are alternative perspectives on whether warrants issued by a SPAC that are considered in determining the IFRS 2 charge for listing services can (i) continue to be accounted for under IFRS 2 and presented in equity or (ii) should be evaluated under IAS 32 and presented as a liability and adjusted to fair value at the balance sheet date.

Given the alternative perspectives, Immatics believed there was a choice to account for the warrants under IFRS 2 as part of equity or as a liability under IAS 32 and, in its previously published financial statements, elected to present the warrants as part of equity. However, Immatics has observed that another foreign private issuer has restated its financial statements recently following the dialogue it reported with the Staff, and changed the presentation of its warrants from equity to liability under IFRS.

The Company reviewed and discussed the accounting treatment of its warrants and concluded that, in light of the recent developments, it should restate its financial statements to correct for the misapplication of IFRS and to account for the warrants as a liability that is adjusted to fair value and therefore filed the Amendment No.1 on form 20-F for the year ended December 31, 2020 on October 28, 2021 to restate the financial statements of 2020. The Company also filed a separate Amendment No.1 on form 6-K to restate the interim financial statements for the three-month period ended March 31, 2021 and separately to restate the interim financial statements for the three and six-month period ended June 30, 2021. Consequently, within these financial statements Immatics has restated its unaudited Condensed Consolidated Statement of Loss for the three-months ended and nine-months ended September 30, 2020, its unaudited Condensed Consolidated Statement of Comprehensive Loss for the three-months ended and nine-months ended September 30, 2020 and its unaudited interim Condensed Consolidated Statement of Cash Flows for nine-months ended September 30, 2020.

The following represents the reconciliation of our unaudited Condensed Consolidated Statement of Loss for the three-months ended and nine-months ended September 30, 2020:

	Three months ended September 30, 2020			Nine months ended September 30, 2020
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated

	(Euros in thousands)			(Euros in thousands)

Change in fair value of warrant liabilities	—	13,157	13,157	—	13,157	13,157

Financial result	(158,316)	13,157	(145,159)	(157,343)	13,157	(144,186)

Loss before taxes	(177,113)	13,157	(163,956)	(207,028)	13,157	(193,871)
Taxes on income	—	—	—	—	—	—

Net loss	(177,113)	13,157	(163,956)	(207,028)	13,157	(193,871)
Attributable to:
Equity holders of the parent	(177,113)	13,157	(163,956)	(206,471)	13,157	(193,314)
Non-controlling interest	—	—	—	(557)	—	(557)

Net loss	(177,113)	13,157	(163,956)	(207,028)	13,157	(193,871)

Net loss per share - basic and diluted	(2,82)	0,22	(2,61)	(4,80)	0,31	(4,49)
Weighted average shares outstanding - basic and diluted	62,908,617	—	62,908,617	43,032,98	—	43,032,98

The following represents the reconciliation of our unaudited Condensed Consolidated Statement of Comprehensive Loss for the three-months ended and nine-months ended September 30, 2020:

	Three months ended September 30, 2020			Nine months ended September 30, 2020
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated

	(Euros in thousands)			(Euros in thousands)

Net Loss	(177,113)	13,157	(163,956)	(207,028)	13,157	(193,871)
Other comprehensive loss
Currency translation differences from foreign operations	(3,487)	—	(3,487)	(3,487)	—	(3,487)

Total comprehensive loss for the period	(180,600)	13,157	(167,443)	(210,415)	13,157	(197,258)
Attributable to:
Equity holders of the parent	(180,600)	13,157	(167,443)	(209,858)	13,157	(196,701)
Non-controlling interest	—	—	—	(557)	—	(557)

Total comprehensive loss for the period	(180,600)	13,157	(167,443)	(210,415)	13,157	(197,258)

The following represents the reconciliation of our unaudited Condensed Consolidated Statement of Cash Flows for nine-months ended September 30, 2020:

	Nine months ended September 30, 2020
	As previously reported	Adjustment	As restated

	(Euros in thousands)
Loss before taxation	(207,028)	13,157	(193,871)
Adjustment to reconcile net loss to net cash used in operating activities	164,230	13,157	151,073
Net cash provided by/(used in) operating activities	(59,865)	—	(59,865)
Net cash provided by/(used in) investing activities	(15,551)	—	(15,551)
Net cash provided by/(used in) financing activities	207,736	—	207,736

Net increase in cash and cash equivalents	132,320	—	132,320

Cash and cash equivalents at beginning of period	103,353	—	103,353

Effects of exchange rate changes on cash and cash equivalents	(1,997)	—	(1,997)

Cash and cash equivalents at end of period	233,676	—	233,676

4. Segment information

The Group manages its operations as a single segment for the purposes of assessing performance and making operating decisions. The Group’s focus is on the research and development of T cell redirecting immunotherapies for the treatment of cancer. The Chief Executive Officer is the chief operating decision maker who regularly reviews the consolidated operating results and makes decisions about the allocation of the Group’s resources.

5. Other current assets

	As of
	September 30, 2021	December 31, 2020

	(Euros in thousands)
Grant receivable	745	875
Prepaid expenses	2,666	2,389
Positive market value forward contract	—	914
Value added tax receivable	1,681	798
Other assets	1,105	787

Other current assets	6,197	5,763

The Group recognizes receivables for government grants, when it is reasonably assured that the grant will be received, and all contractual conditions have been complied with. As of September 30, 2021, and December 31, 2020, no receivables were considered impaired.

Prepaid expenses include prepaid insurance expenses of €0.6 million as of September 30, 2021 and €1.0 million as of December 31, 2020. The Group accrued €0.6 million as of September 30, 2021 and €0.5 million as of December 31, 2020 of incremental cost for the successful arrangement of the Celgene Switzerland LLC (“BMS”) and Genmab A/S (“Genmab”) collaboration agreements.

Additionally, prepaid expenses include expenses for licenses and software of €0.5 million as of September 30, 2021 and €0.6 million as of December 31, 2020. The remaining amount mainly consists of prepaid maintenance expenses of €0.8 million as of September 30, 2021 and €0.2 million as of December 31, 2020.

Other assets include receivables from capital gains tax of €0.4 million as of September 30, 2021 and €0.4 million as of December 31, 2020. The remaining amount is mainly related to deposit expenses.

6. Revenue from collaboration agreements

The Group earns revenue through strategic collaboration agreements with third party pharmaceutical and biotechnology companies. As of September 30, 2021, the Group had four strategic collaboration agreements in place. All collaboration agreements are still at pre-clinical stage. During the three and nine months ended September 30, 2021, the Group did not enter into any new collaboration agreements.

The Group earned revenue from collaboration agreements from the following collaborators during the three and nine months ended September 30, 2021 and 2020:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020

	(Euros in thousands)		(Euros in thousands)
Amgen	37	381	554	3,093
Genmab	2,142	4,056	6,484	8,571
BMS	3,438	2,158	8,028	7,822
GSK	826	1,276	3,970	2,321

Total	6,443	7,871	19,036	21,807

As of September 30, 2021, the Group has not recognized any royalty or milestone revenue under the collaboration agreements, due to the scientific uncertainty of achieving the milestones or the successful commercialization of a product. As of September 30, 2021, Immatics had not received any milestone or royalty payments in connection with the collaboration agreements.

The Group expects to recognize the remaining deferred revenue balance into revenue as it performs the related performance obligations under each contract. Deferred revenue related to the collaboration agreements consists of the following as of September 30, 2021 and December 31, 2020:

	As of
	September 30, 2021	December 31, 2020

	(Euros in thousands)
Current	61,877	46,600
Non-current	52,232	85,475

Total	114,109	132,075

The Group recognized expenses related to the amortization of capitalized cost of obtaining a contract of €0.1 million and €0.1 million for the three months ended September 30, 2021 and September 30, 2020.

The Group recognized expenses related to the amortization of capitalized cost of obtaining a contract of €0.2 million and €0.2 million for the nine months ended September 30, 2021 and September 30, 2020.

7. Financial income and expenses

Financial income and financial expenses consist of the following:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020

	(Euros in thousands)		(Euros in thousands)
Interest income from Other financial assets	15	317	102	1,072
Foreign currency gains	1,358	—	4,372	—
Gain on other financial instruments	48	871	—	871

Financial income	1,421	1,188	4,474	1,943

Interest expenses	(157)	(78)	(402)	(188)
Foreign currency losses	(14)	(6,467)	(114)	(6,139)
Losses on other financial instruments	—	(172)	(884)	(172)

Financial expenses	(171)	(6,717)	(1,400)	(6,499)

Foreign currency gains mainly consist of unrealized gains in connection with our USD holdings of both cash and cash equivalents as well as short-term deposits.

Gains and losses on other financial instruments consist of losses from unrealized currency forward contracts.

8. Share listing expense and change in fair value of warrant liabilities (restated)

The ARYA Merger, which closed on July 1, 2020, led to a share listing expense. Immatics issued shares with a fair value of €243.1 million to ARYA shareholders, comprised of the fair value of Immatics shares, that were issued to ARYA shareholders of €13.53 per share. In exchange, Immatics received the identifiable net assets held by ARYA, which had a fair value upon closing of €90.3 million, comprising of cash and cash equivalents held in ARYA’s trust account partly offset by current liabilities by ARYA as well as a financial liability accounted for the 7,187,500 ARYA Public Warrants considering a fair value of the warrants of €4.82 per share (price of ARYA Warrants at Closing of the ARYA Merger). The excess of the fair value of the equity instruments issued over the fair value of the identified net assets contributed, represents a non-cash expense in accordance with IFRS 2. This one-time expense as a result of the ARYA Merger, in the amount of €152.8 million, is recognized as Share listing expense presented as part of the Financial result within the Consolidated Statement of Loss. Details of the calculation of the Share listing expense are as follows:

(Euros in thousands, except share and per share data)

Description	Amount	Number of shares/warrants
(a) ARYA Ordinary Shares	—	17,968,750
(b) Closing price of ARYA Ordinary Shares on Nasdaq as of July 1, 2020	€13.53	—
(c) Fair value of TopCo Shares issued to ARYA shareholders (a * b)	€243,071	—
(d) Outstanding ARYA Public Warrants	—	7,187,500
(e) Closing price of ARYA Public Warrants on Nasdaq as of July 1, 2020	€4.82	—
(f) Fair value of outstanding ARYA Public Warrants (d * e)	€34,644	—
(g) Cash and cash equivalents held in ARYA’s trust account	€128,849
(h) Current liabilities by ARYA	€3,921
ARYA’s identifiable net assets (g-f-h)	€90,284	—
IFRS 2 Expense on the closing date	€152,787	—

The financial liability for the Immatics Warrants is accounted for at fair value through profit and loss. The fair value of warrants decreased from €4.82 per warrant as of July 1, 2020 to €2.99 per warrant as of September 30, 2020. The result is a decrease in fair value of warrant liabilities of €13.2 million for the three and nine months ended September 30, 2020. The fair value of the warrants increased from €2.35 per warrant as of December 31, 2020 and €2.89 per warrant as of June 30, 2021 to €3.65per warrant as of September 30, 2021. The result is an increase in fair value of warrant liabilities of €5.5 million and €9.4 million for the three and nine months ended September 30, 2021, respectively.

9. Income Tax

During the three and nine months ended September 30, 2021 and 2020, the Group generated losses in both Germany and the U.S. During the three and nine months ended September 30, 2021 and 2020, the Group’s German operations were subject to a statutory tax rate of 29.1%. In the U.S., the Group was subject to a corporate income tax rate of 21% during the three and nine months ended September 30, 2021 and 2020.

As of September 30, 2021, and December 31, 2020, no deferred tax assets have been recognized in respect of these losses, due to the uncertainty of the Group’s ability to generate taxable profits in the foreseeable future. The current assessment regarding the usability of deferred tax assets may change, depending on the Group’s taxable income in future years, which could result in the recognition of deferred tax assets This may result in higher or lower deferred tax assets related to tax losses carried forward.

Due to the ARYA Merger described in Note 3 of the Group’s annual financial statements for the year ended December 31, 2020, there are certain limitations on tax losses carried forward for net operating losses incurred by Immatics US, Inc., under Section 382 of the U.S. Internal Revenue Code.

10. Intangible assets, Property, plant and equipment and Right-of-use assets

During the three months ended September 30, 2021 and September 30, 2020, the Group acquired property, plant and equipment and intangible assets in the amount of €1.7 million and €1.7 million, respectively.

During the nine months ended September 30, 2021 and September 30, 2020, the Group acquired property, plant and equipment and intangible assets in the amount of €4.0 million and €4.7 million, respectively.

During the nine months ended September 30, 2021, new leases and extensions to existing lease agreements resulted in an addition in right-of-use assets and corresponding lease liability in the amount of €2.8 million, mainly due to the commencement of a lease agreement of rental land in Tübingen, Germany, an additional office floor in Tübingen, Germany, an additional office floor in München, Germany, a laboratory asset and a container office in Tübingen, Germany. The future lease payments for these lease contracts are approximately €0.2 million for the remainder of year 2021 and €1.7 million within one to five years.

The Group used an incremental borrowing rate (“IBR”) for each respective lease to calculate the initial lease liability.

11. Provisions

Provisions consisted of the following as of September 30, 2021 and December 31, 2020:

	As of
	September 30, 2021	December 31, 2020

	(Euros in thousands)
Other provision	50	51
Provision for bonuses	3,025	—

Total provisions	3,075	51

These amounts include provisions for the Group’s annual employee bonuses. These amounts are classified as a provision as of September 30, 2021, because the amount to be paid is uncertain.

12. Other current liabilities

Other current liabilities consisted of the following as of September 30, 2021 and December 31, 2020.

	As of
	September 30, 2021	December 31, 2020

	(Euros in thousands)
Payroll tax	367	1,185
Accrual for vacation	895	525
Accrued bonuses	—	154
Other	207	161

Total	1,469	2,025

13. Share-based payments

Immatics Biotechnologies GmbH previously issued share-based awards to employees under two different plans. Under the Immatics Biotechnologies GmbH Stock Appreciation Program 2010 (the “2010 Plan”), the Company issued stock appreciation rights (“SARs”), which the Group accounted for as cash-settled awards. Under the Immatics Biotechnologies 2016 Equity Incentive Plan (“2016 Plan”), the Company issued tandem awards, which contained the possibility to function as either a SAR or a stock option.

The Group accounted for awards issued under the 2016 Plan, which were redeemable in either cash or equity shares at the Group’s discretion, as equity settled.

For the nine months ended September 30, 2020, Immatics recognized €0.8 million expenses in connection with the 2010 and 2016 Plan, of which €0.7 million and €0.1 million relate to cash and equity settled awards, respectively.

Prior to the ARYA Merger, Immatics N.V. established the new equity incentive plan (“2020 Equity Plan”). As part of the ARYA Merger, all outstanding awards under the 2010 Plan and 2016 Plan were replaced by a combination of cash payments and share-based awards under the 2020 Equity Plan in Immatics N.V. Under the 2020 Plan, management and employees have been granted different types of options, all of which are equity-settled transactions. As part of the replacement, active employees and management members received stock options (“Matching Stock Options”) to acquire shares in Immatics N.V. The Matching Stock Options have an exercise price of $10.00 and vest in full on July 31, 2021. The award recipient must remain employed by Immatics or one of its affiliates through the vesting date, to receive the option. The awards have a ten-year contract life.

Matching Stock Options outstanding as of September 30, 2021:

	2021
	Weighted average exercise price in USD	Number

Matching Stock Options outstanding on January 1,	10.00	1,422,556
Matching Stock Options forfeited	10.00	9,254
Matching Stock Options exercised	10.00	6,022
Matching Stock Options expired	—	—
Matching Stock Options outstanding on September 30,	10.00	1,407,280
Matching Stock Options vested	10.00	1,413,302
Weighted average remaining contract life (years)	8.75

For any outstanding 2016 Plan and 2010 Plan awards scheduled to vest on or after January 1, 2021, employees received replacement stock options (“Converted Options”) to acquire shares in Immatics N.V. The Converted Options have comparable terms as previous awards, with revised exercise prices reflecting the reorganized capital structure of Immatics. The options granted under the 2020 Equity Plan that gives employees the right to acquire shares in Immatics N.V., are accounted for as a modification under IFRS 2, with the incremental fair value expensed over the remaining vesting period.

The incremental fair value is the difference between the fair value of the options to purchase ordinary shares under the 2020 Equity Plan to acquire shares in Immatics N.V., and the fair value of the exchanged unvested SAR (both measured at the date on which the replacement award is issued).

Based on the terms of the Converted Options award agreements, the awards had a service commencement date in June 2020. However, the grant date criteria for these awards, as specified in IFRS 2 and the underlying award agreements, were not met until July 1, 2020.

Converted Options outstanding as of September 30, 2021:

	2021
	Weighted average exercise price in USD	Number

Converted Options outstanding on January 1,	2.58	594,844
Converted Options forfeited	1.31	18,339
Converted Options exercised	1.12	4,694
Converted Options expired	1.29	1,805
Converted Options outstanding on September 30,	2.63	570,006
Converted Options vested	2.59	146,555
Weighted average remaining contract life (years)	6.26

Under the 2020 Plan, Immatics also issues employee stock options with a service requirement (“Service Options”), to acquire shares of Immatics N.V. The service-based options will vest solely on a four-year time-based vesting schedule. These Service Options are granted on a recurring basis.

The Company granted Service Options on March 30, 2021, June 17, 2021, June 29, 2021 and on September 29, 2021 which were accounted for using the respective grant date fair value. Immatics applied a Black Scholes pricing model to estimate the fair value of the Service Options, with a weighted average fair value of $8.62 for Service Option granted during the nine months ended September 30, 2021.

	As of March 30, 2021	As of June 17, 2021	As of June 29, 2021	As of September 29, 2021

Exercise price in USD	$11.68	$12.05	$11.93	$12.75
Underlying share price in USD	$11.68	$12.05	$11.93	$12.75
Volatility	85.77%	84.67%	84.53%	83.51%
Time period (years)	6.1	6.11	6.10	6,11
Risk free rate	1.17%	1.10%	1.08%	1.19%
Dividend yield	0.00%	0.00%	0.00%	0.00%

Service Options outstanding as of September 30, 2021:

	2021
	Weighted average exercise price in USD	Number

Service Options outstanding on January 1,	9.87	1,910,182
Service Options granted in March,	11.68	90,325
Service Options granted in June,	11.99	75,980
Service Options granted in September,	12.75	58,875
Service Options forfeited	10.05	119,347
Service Options exercised	10.00	2,272
Service Options expired	—	—
Service Options outstanding on September 30,	10.10	2,013,743
Service Options vested	9.87	424,480
Weighted average remaining contract life (years)	9.41

In addition, after the closing of the ARYA Merger certain executive officers and key personnel of the Group received under the 2020 Equity Plan performance-based options (“PSUs”), vesting based on both the achievement of market capitalization milestones and satisfaction of a four-year time-based vesting schedule. The PSUs are split into three equal tranches. The performance criteria for each of the three respective tranches requires Immatics to achieve a market capitalization of at least $1.5 billion, $2 billion and $3 billion, respectively.

The Company granted PSUs on September 28, 2021 which were accounted for by considering a fair value of $8.00. A Monte-Carlo simulation model has been used to measure the fair value at grant date of the PSUs. This model incorporates the impact of the performance criteria regarding market capitalization described above in the calculation of the award’s fair value at grant date. In addition to the probability of achieving the market capitalization performance criteria, the inputs used in the measurements of the fair value at grant date of the PSUs were as follows:

As of September 28, 2021
Exercise price in USD	$12.92
Underlying share price in USD	$12.92
Volatility	77.16%
Time period (years)	3.75
Risk free rate	1.49%
Dividend yield	0.00%

PSUs outstanding as of September 30, 2021:

	2021
	Weighted average exercise price in USD	Number

PSUs outstanding on January 1,	10.00	3,644,000
PSUs granted	12.92	100,000
PSUs forfeited	10.00	48,000
PSUs outstanding on September 30,	10.00	3,696,000
PSUs vested	—	—
Weighted average remaining contract life (years)	8.86

The Group recognized total employee-related share-based compensation expense, during the three and nine months ended September 30, 2021 and 2020 as set out below:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020

	(Euros in thousands)		(Euros in thousands)
Research and development expenses	3,245	4,618	12,819	9,902
General and administrative expenses	2,157	3,605	8,852	7,740

Total share-based compensation	5,402	8,223	21,671	17,642

The increase in share-based compensation expense for the nine months ended September 30, 2021 is attributable to replacement awards issued under the 2020 Equity Plan for the outstanding awards under the 2010 Plan and 2016 Plan and the new awards issued under the 2020 Equity Plan, as described above.

14. Related party disclosures

During the three and nine months ended September 30, 2021 the Group did not enter into any new related-party transactions with its key management personnel or with related entities.

15. Financial Instruments

Set out below are the carrying amounts and fair values of the Group’s financial instruments that are carried in the interim condensed consolidated financial statements.

Euros in thousands		Carrying amount		Fair value
	IFRS 9	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020

Financial assets
Short-term deposits*	other financial assets at amortized cost	—	24,448	—	24,448
Bonds*	other financial assets at amortized cost	11,920	—	11,912	—
Positive market value forward contract*	At fair value through profit or loss (FVTPL)	—	914	—	914
Accounts receivable	other financial assets at amortized cost	725	1,250	725	1,250
Other current/non-current assets	other financial assets at amortized cost	686	1,586	686	1,586

Total financial assets**		13,331	28,198	13,323	28,198

Financial liabilities
Accounts payable	other financial liabilities at amortized cost	11,842	10,052	11,842	10,052
Other current liabilities	other financial liabilities at amortized cost	1,469	2,025	1,469	2,025
Other financial liabilities	At fair value through profit or loss (FVTPL)	26,257	16,869	26,257	16,869

Total financial liabilities		39,568	28,946	39,568	28,946

*

“Short-term deposits” are classified within Other financial assets. “Bonds” are classified within Other financial assets. “Positive market value forward contract” are classified in Other current assets. “Negative market value forward contracts” are classified in Other current liabilities.

**	Financial assets, other than cash and cash equivalents.

The carrying value of financial instruments, such as cash and cash equivalents, deposits, accounts receivable and accounts payable approximate their fair value based on the short-term maturities of these instruments. The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate the fair values: All financial assets, except for derivatives, which are categorized Level 2, are categorized Level 1 and therefore are valued using quoted (unadjusted) market prices. All financial liabilities are also categorized Level 1.

Other financial liabilities is comprised of the Immatics Warrants issued to investors with a cashless exercise mechanism as a current liability which the Company accounted for according to provisions of IAS 32. The Company measured the warrants at fair value by using the closing price of warrants at NASDAQ. The warrants were measured in each reporting period. Changes in the fair value were recognized in the Company’s consolidated statement of loss as financial income or expense, as appropriate. The warrants were classified as level 1. Refer to note 8 for further details.

16. Events occurring after the reporting period

The Company evaluated subsequent events for recognition or disclosure through November 16, 2021.

After the reporting period, the collaboration with Amgen has been discontinued. The discontinuation was a non-adjusting subsequent event and is therefore not reflected in these financial statements. Immatics will recognize the remaining deferred revenue of €9.7 million in connection with the upfront payment received for the Amgen collaboration in the fourth quarter of 2021.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is based on the financial information of Immatics N.V, together with its German subsidiary Immatics Biotechnologies GmbH and its U.S. subsidiary, Immatics US, Inc. (“Immatics”, the “Company”, the “Group”, “we”, “our”).You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited interim condensed consolidated financial statements for the three- and nine-months periods ended September 30, 2021 and 2020 included in this interim report. You should also read our operating and financial review and prospect and our Consolidated Financial Statements for fiscal year 2020, and the notes thereto, in our Annual Report on Form 20-F/A for the year ended December 31, 2020, filed with the SEC on October 28, 2021 (the “Annual Report”). The following discussion is based on the financial information of Immatics prepared in accordance with International Financial Reporting Standards (“IFRS”), which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. generally accepted accounting principles.

Overview

We are a clinical-stage biotechnology company dedicated to the development of T cell receptor (“TCR”)-based immunotherapies for the treatment of cancer. Our focus is the generation of novel therapeutic options for solid tumor patients. Solid tumors constitute the majority of all cancers. Relapsed and/or refractory solid tumor patients have a significant unmet medical need. We believe that by identifying true cancer targets and the right TCRs, we will be well positioned to transform current solid tumor treatment paradigms by delivering cellular and bispecific product candidates that have the potential to improve the lives of cancer patients.

One of the challenges of effectively treating solid tumors is the lack of cancer-specific targets. By utilizing TCR-based therapeutics, we are capable of directing T cells not only to targets on the surface of the cancer cell, but also to intracellular cancer targets that are not accessible through classical antibody-based or CAR-T therapies. We have developed a suite of proprietary technologies to identify what we refer to as “true targets” and “right TCRs.” True targets are (i) naturally occurring at significant levels on native tumor tissue, and (ii) highly specific to cancer cells. Right TCRs are (i) high-affinity TCRs, and (ii) highly specific to the respective cancer target, with no or minimized cross-reactivities to healthy tissues.

We believe that the elucidation of these targets provides us the opportunity to develop a pipeline of novel TCR-based product candidates that generate a meaningful therapeutic impact on the lives of cancer patients by going beyond an incremental clinical benefit. We are developing our targeted immunotherapy product candidates through two distinct treatment modalities: Adoptive Cell Therapies (“ACT”) and antibody-like Bispecifics. Each modality is designed with distinct attributes to produce the desired therapeutic effect for patients at different disease stages and with different types of tumors. Our current proprietary pipeline comprises ten therapeutic programs, three of which are being evaluated in clinical trials. In addition, we are collaborating with world-leading partners, including Genmab A/S (“Genmab”), Bristol-Myers Squibb (“BMS”) and GlaxoSmithKline plc (“GSK”), to develop eight additional therapeutic programs covering ACT and Bispecifics. The collaboration with Amgen has been recently discontinued. As a result, we will not receive any future milestone or royalty payments under the collaboration.

Since our inception, we have focused on developing our technologies and executing our preclinical and clinical research programs with the aim to deliver the power of T cells to cancer patients. We do not have any products approved for sale. We have funded our operations primarily through equity financing and, to a lesser extent, through upfront payments from our collaborators.

We have assembled a team of approximately 331 employees.

We have raised approximately €590 million in total through licensing payments from our collaborators and through private and public placements of securities, including the proceeds from the ARYA Merger and the PIPE Financing that closed on July 1, 2020. We are holding Cash and cash equivalents as well as Other financial assets of €173 million as of September 30, 2021. These will be used for general corporate purposes and provide a cash reach into 2023.

Since our inception, we have incurred net losses, which have been significant in recent periods. We expect to continue to incur significant expenses and increasing net losses for the foreseeable future as we continue our research and development efforts and seek to obtain regulatory approval for and commercialize our product candidates. Our future profitability will be dependent upon the successful development, approval and commercialization of our product candidates and achieving a level of revenues adequate to support our cost structure. We may never achieve profitability and, unless and until we do, we will continue to need to raise additional capital. Our net losses may fluctuate significantly from period to period and year to year.

Recent Developments

Business Impact of the COVID-19 Pandemic

In December 2019, a novel strain of coronavirus (“COVID-19”) emerged. In response, many countries and businesses still institute travel restrictions, quarantines, and office closures. The extent of the pandemic and governmental responses may impact our ability to obtain raw materials and equipment used for research and development, obtain sufficient additional funds to finance our operations, and conduct clinical trials, any of which could materially and adversely affect our business.

Management continues to monitor the situation and enacted significant measures to protect the Group’s supply chain, employees, and the execution of clinical trials. To date, the pandemic has not significantly impacted the Group. The ongoing spread of COVID-19 may in the future negatively impact the Group’s ability to conduct clinical trials, including potential delays and restrictions on the Group’s ability to recruit and retain patients, and the availability of principal investigators and healthcare employees. COVID-19 could also affect the operations of contract research organizations, which may also result in delays or disruptions in the supply of product candidates. Immatics continues to expand its clinical programs with additional clinical trial sites opening in the U.S. and in Europe. Given the ongoing vaccination programs both in the U.S. and in Europe we currently do not expect significant negative impacts on the Group’s activities in the future, but variants of COVID-19 could limit the impact of vaccines and lead to negative impacts on the Groups’s activities.

Update on Clinical Responses across Multiple Solid Tumor Types in Ongoing ACTengine® IMA203 Phase 1a Trial Targeting PRAME

On November 9, 2021, we announced an update on our ongoing ACTengine IMA203 Phase 1a trial targeting PRAME. The dose escalation for cell therapy candidate ACTengine® IMA203 is ongoing; dose level 3 was completed at doses below 1 billion transduced cells. There were objective responses (RECIST 1.1) observed in 8/16 patients (50%) across multiple solid cancer types, with 8/13 responders (62%) treated at dose levels 2 and 3. The data also revealed high T cell engraftment and persistence along with clinical responses which were associated with tumor infiltration. Overall, we observed transient and manageable treatment-emergent adverse events, with no higher-grade cytokine release syndrome or neurological toxicities observed.

Components of Operating Results

Revenue from Collaboration Agreements

To date, we have not generated any revenue from the sale of pharmaceutical products. Our revenue has been solely derived from our collaboration agreements with Amgen, Genmab, BMS and GSK.

Our revenue from collaboration agreements consists of upfront payments as well as reimbursement of research and development expenses. Upfront payments are initially recorded on our statement of financial position as deferred revenue and are subsequently recognized as revenue on a cost-to-cost measurement basis, in accordance with our accounting policy as described further under “—Critical Accounting Policies and Significant Judgments and Estimates.”

As part of the collaboration arrangements, we grant exclusive licensing rights for the development and commercialization of future product candidates, developed for specified targets defined in the respective collaboration agreement. We carry out our research activities using our proprietary technology and know-how, participate in joint steering committees, and prepare data packages. In each of our collaboration agreements, these commitments represent one combined performance obligation, because the research activities are mutually dependent and the collaborator is unable to derive significant benefit from our access to these targets without our research activities, which are highly specialized and cannot be performed by other organizations.

The collaboration agreements resulted in €186.6 million of upfront cash payments, intended to fund the research and development activities. As part of the agreements, we contribute our XPRESIDENT and other technologies, as well as commit to participating in joint research activities. In addition, we agree to license certain target rights and the potential product candidates developed under the collaboration.

Under each of our collaboration agreements, we are entitled to receive payments for certain development and commercial milestone events, in addition to royalty payments upon successful commercialization of a product. The uncertainty of achieving these milestones significantly impacts on our ability to generate revenue.

Our ability to generate revenue from sales of pharmaceutical products and to become profitable depends on the successful commercialization of product candidates by us or by our collaboration partners. In the foreseeable future, we do not expect revenue from product sales. To the extent that existing or potential future collaborations generate revenue, our revenue may vary due to many uncertainties in the development of our product candidates and other factors.

Research and Development Expenses

Research and development expenses consist primarily of personnel-related costs (including share-based compensation) for the various research and development departments, intellectual property (“IP”) expenses, facility-related costs and amortization as well as direct expenses for clinical and preclinical programs.

Our core business is focused on the following initiatives with the goal of providing novel immuno-oncology therapies to cancer patients:

•	advancing the proprietary pipeline of product candidates focusing on ACTengine and TCR Bispecifics;

•	enhancing ACT manufacturing capabilities;

•	disrupting the tumor microenvironment through combination therapies, next-generation technologies and novel target classes;

•	developing novel personalized multi-TCR-T therapeutic options;

•	maintaining and enhancing the competitive edge of our target and TCR technology platforms;

•	leveraging existing collaborations with Genmab, BMS and GSK and establish additional value-maximizing strategic collaborations and

•	expanding our intellectual property portfolio.

Research expenses are defined as costs incurred for current or planned investigations undertaken with the prospect of gaining new scientific or technical knowledge and understanding. All research and development costs are expensed as incurred due to scientific uncertainty.

We expect our research and development expenses to increase substantially in the future as we advance existing and future proprietary product candidates into and through clinical studies and pursue regulatory approval. The process of conducting the necessary clinical studies to obtain regulatory approval is costly and time-consuming. We are increasing our headcount to support our continued research activities and development of our product candidates. Clinical studies generally become larger and more costly to conduct as they advance into later stages and, in the future, we will be required to make estimates for expense accruals related to clinical study expenses. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of any product candidates that we develop from our programs. Our research and development programs are at an early stage. We must demonstrate our products’ safety and efficacy in humans through extensive clinical testing. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of our products, including but not limited to the following:

•	after reviewing trial results, we or our collaborators may abandon projects previously believed to be promising;

•	we, our collaborators, or regulators may suspend or terminate clinical trials if the participating subjects or patients are being exposed to unacceptable health risks;

•	our potential products may not achieve the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if approved;

•	manufacturers may not meet the necessary standards for the production of the product candidates or may not be able to supply the product candidates in a sufficient quantity;

•	regulatory authorities may find that our clinical trial design or conduct does not meet the applicable approval requirements; and

•	safety and efficacy results in various human clinical trials reported in scientific and medical literature may not be indicative of results we obtain in our clinical trials.

Clinical testing is very expensive, can take many years, and the outcome is uncertain. It could take several years before we learn the results from any clinical trial using ACT or TCR Bispecifics. The data collected from our clinical trials may not be sufficient to support approval by the FDA, the EMA or comparable regulatory authorities of our ACT- or TCR Bispecifics-based product candidates for the treatment of solid tumors. The clinical trials for our products under development may not be completed on schedule and the FDA, EMA or regulatory authorities in other countries may not ultimately approve any of our product candidates for commercial sale. If we fail to adequately demonstrate the safety and effectiveness of any product candidate under development, we may not receive regulatory approval for those product candidates, which would prevent us from generating revenues or achieving profitability.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel-related costs (including share-based compensation) for finance, legal, human resources, business development and other administrative and operational functions, professional fees, accounting and legal services, information technology and facility-related costs. These costs relate to the operation of the business, unrelated to the research and development function or any individual program.

Due to our planned substantial increase in research and development expenses, as explained above, we also expect that our general and administrative expenses will increase significantly. We expect to incur increased accounting, audit, legal, regulatory, compliance, director and officer insurance costs as well as investor and public relations expenses associated with being a public company. Additionally, if and when a regulatory approval of a product candidate appears likely, we anticipate an increase in payroll and expenses as a result of our preparation for commercial operations.

Other Income

We receive income through government grants for specific research and development projects. We recognize grant income as we perform research and development activities, specified by the grant agreements.

Other components of other income have historically been immaterial.

Financial Result

Financial result consists of both financial income and financial expense as well as share listing expenses and the change in fair value of warrant liabilities. Financial income results primarily from interest income on cash and foreign exchange gains. Our financial expense consists of interest expense related to lease liabilities and foreign exchange.

Results of Operations

Comparison of the Three and Nine Months Ended September 30, 2021 and September 30, 2020

The following table summarizes our consolidated statements of operations for each period presented:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020 (Restated)	2021	2020 (Restated)

	(Euros in thousands, except share and per share data)
Revenue from collaboration agreements	€6,443	€7,871	€19,036	€21,807
Research and development expenses	(21,225)	(17,485)	(64,613)	(46,236)
General and administrative expenses	(8,266)	(9,215)	(24,968)	(25,488)
Other income	47	32	311	232

Operating result	(23,001)	(18,797)	(70,234)	(49,685)
Financial income	1,421	1,188	4,474	1,943
Financial expenses	(171)	(6,717)	(1,400)	(6,499)
Change in fair value of warrant liabilities	(5,452)	13,157	(9,388)	13,157
Share listing expense	—	(152,787)	—	(152,787)

Financial result	(4,202)	(145,159)	(6,314)	(144,186)

Loss before taxes	(27,203)	(163,956)	(76,548)	(193,871)
Taxes on income	—	—	—	—

Net loss	(27,203)	(163,956)	(76,548)	(193,871)

Net loss per share - basic and diluted	(0.43)	(2.61)	(1.22)	(4.49)
Weighted average shares outstanding – basic and diluted	62,911,465	62,908,617	62,909,797	43,032,098

Revenue from Collaboration Agreements

The following table summarizes our collaboration revenue for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020

(Euros in thousands)
Revenue from collaboration agreements:
Amgen	€37	€381	€554	€3,093
Genmab	2,142	4,056	6,484	8,571
BMS	3,438	2,158	8,028	7,822
GSK	826	1,276	3,970	2,321

Total revenue from collaboration agreements	€6,443	€7,871	€19,036	€21,807

Our Revenue from collaboration agreements decreased from €7.9 million for the three months ended September 30, 2020 to €6.4 million for the three months ended September 30, 2021. The decrease in revenue of €1.5 million was mainly from the collaborations with Genmab, GSK and Amgen. This decrease is due to the fact that the current ongoing working packages within these collaborations are partially performed directly by the partners, and we therefore incurred less costs under the agreement for the three months ended September 30, 2021. We believe that the decline in revenue under these agreements is temporary because the total revenue from the collaboration is fixed and recognized as research activities are performed. However, after the reporting period, the collaboration with Amgen has been discontinued. We will recognize the remaining deferred revenue balance of €9.7 million in the fourth quarter of 2021, but no further revenue will be recognized from the collaboration thereafter. The additional revenue of €1.3 million from BMS is from the increased activities on various work packages as compared to the three months ended September 30, 2021.

Our Revenue from collaboration agreements decreased from 21.8 million for the nine months ended September 30, 2020 to €19.0 million for the nine months ended September 30, 2021. The decrease in revenue of €2.8 million was mainly from the collaborations with Amgen and Genmab. This decrease is due to the fact that the current ongoing working packages within these collaborations are partially performed directly by the partners, and we therefore incurred less costs under the agreement for the nine months ended September 30, 2021. We believe that the decline in revenue under these agreements is temporary because the total revenue from the collaboration is fixed and recognized as research activities are performed. However, after the reporting period, the collaboration with Amgen has been discontinued. We will recognize the remaining deferred revenue balance of €9.7 million in the fourth quarter of 2021, but no further revenue will be recognized from the collaboration thereafter. The additional revenue of €1.7 million from GSK is from the ramp-up-phase after consummating the collaboration in December 2019.

We did not achieve any milestones or receive any royalty payments in connection with our collaboration agreements during the presented periods.

Research and Development Expenses

The following table summarizes our research and development expenses for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020

(Euros in thousands)
Direct external research and development expenses by program:
ACT Programs	€4,160	€2,185	€11,553	€6,034
TCR Bispecifics Programs	2,450	2,362	5,830	4,431
Other programs	680	732	2,201	2,091

Sub-total direct external expenses	€7,290	€5,279	€19,584	€12,556

Indirect research and development expenses:
Personnel related (excluding share-based compensation)	€6,302	€4,573	€17,659	€13,307
Share-based compensation expense	3,245	4,618	12,819	9,902
IP Expenses	2,048	1,577	7,489	6,268
Facility and depreciation	1,342	1,151	3,715	3,705
Other indirect expenses	998	287	3,347	498

Sub-total indirect expenses	€13,935	€12,206	€45,029	€33,680

Total research and development expenses	€21,225	€17,485	€64,613	€46,236

Direct external research and development expenses for our ACT programs increased from €2.2 million for the three months ended September 30, 2020 to €4.2 million for the three months ended September 30, 2021. This increase mainly resulted from increased activities in our clinical trials including increased patient recruitment. Direct external research and development expenses for our TCR Bispecifics programs increased from €2.4 million for the three months ended September 30, 2020 to €2.5 million for the three months ended September 30, 2021. We are expecting the costs for our TCR Bispecifics programs will increase mainly due to our increased work in GMP manufacturing as part of our clinical trial preparations.

Direct external research and development expenses for our other programs such as technology platforms and collaboration agreements remained stable at €0.7 million for the three months ended September 30, 2020 and €0.7 million for the three months ended September 30, 2021. Direct external research and development expenses for our ACT programs increased from €6.0 million for the nine months ended September 30, 2020 to €11.6 million for the nine months ended September 30, 2021. This increase mainly resulted from increased activities in our clinical trials including increased patient recruitment. Direct external research and development expenses for our TCR Bispecifics programs increased from €4.4 million for the nine months ended September 30, 2020 to €5.8 million for the nine months ended September 30, 2021. This increase mainly resulted from our GMP manufacturing as part of our ongoing preparation of our clinical trials.

Direct external research and development expenses for our other programs such as technology platforms and collaboration agreements increased from €2.1 million for the nine months ended September 30, 2020 to €2.2 million for the nine months ended September 30, 2021. This increase resulted from ongoing enhancements of our technology platform.

We do not allocate indirect research and development expenses by program, as our research and development personnel work across programs. Our intellectual property expenses are incurred for the protection of cancer antigen targets, T cell receptors, antibodies, bispecific molecules, and antigen discovery platforms which are beneficial to the whole research and development group rather than for specific programs. Our programs use common research and development facility and laboratory equipment, and we also incur other cost such as general laboratory material or maintenance expenses that are incurred for commonly used activities within the whole research and development group.

Personnel-related expenses increased from €4.6 million for the three months ended September 30, 2020 to €6.3 million for the three months ended September 30, 2021. This increase resulted from our increased headcount as part of our extension of research and development activities including clinical trials. Share-based compensation expenses decreased from €4.6 million for the three months ended September 30, 2020, to €3.2 million for the three months ended September 30, 2021. This decrease resulted mainly from the Matching Stock Options, which vested in full on July 31, 2021 and therefore led to a reduced expense for the three months ended September 30, 2020. IP expenses increased from €1.6 million for the three months ended September 30, 2020 to €2.0 million for the three months ended September 30, 2021 due to our ongoing expansion of our IP portfolio. Facility and depreciation expenses remained stable at €1.2 million for the three months ended September 30, 2020 and €1.3 million for the three months ended September 30, 2021. Other indirect expenses increased from €0.3 million for the three months ended September 30, 2020 to €1.0 million for the three months ended September 30, 2021. This increase resulted from our extension of research and development activities.

Personnel-related expenses increased from €13.3 million for the nine months ended September 30, 2020 to €17.7 million for the nine months ended September 30, 2021. This increase resulted from our increased headcount as part of our extension of research and development activities including clinical trials. Share-based compensation expenses increased from €9.9 million for the nine months ended September 30, 2020 to €12.8 million for the nine months ended September 30, 2021. This increase resulted from our expenses of the share-based compensation under the 2020 Equity plan for the nine months ended September 30, 2021. For the nine months ended September 30, 2020, the expenses consisted of a one-time expense as part of the conversion of our former share-based compensation program as well as the ongoing expenses under the 2020 Equity plan starting July 1, 2020. IP expenses increased from €6.3 million for the nine months ended September 30, 2020 to €7.5 million for the nine months ended September 30, 2021 due to our ongoing expansion of our IP portfolio. Facility and depreciation expenses remained stable at €3.7 million for the nine months ended September 30, 2020 and €3.7 million for the nine months ended September 30, 2021. Other indirect expenses increased from €0.5 million for the nine months ended September 30, 2020 to €3.3 million for the nine months ended September 30, 2021. This increase resulted from our extension of research and development activities.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020

(Euros in thousands)
Share-based compensation expense	€2,157	€3,605	€8,852	€7,740
Personnel related (excluding share-based compensation)	2,396	2,171	6,838	6,151
Professional and consulting fees	1,252	1,681	3,873	7,810
Other external general and administrative expenses	2,461	1,758	5,405	3,787
Total general and administrative expenses	€8,266	€9,215	€24,968	€25,488

General and administrative expenses decreased from €9.2 million for the three months ended September 30, 2020 to €8.3 million for the three months ended September 30, 2021.

Share-based compensation expenses decreased from €3.6 million for the three months ended September 30, 2020 to €2.2 million for the three months ended September 30, 2021. This decrease resulted mainly from the Matching Stock Options, which vested in full on July 31, 2021 and therefore led to a reduced expense for the three months ended September 30, 2021.

Personnel related general and administrative expenses, excluding share-based compensation, increased from €2.2 million for the three months ended September 30, 2020 to €2.4 million for the three months ended September 30, 2021.

Professional and consulting fees decreased from €1.7 million for the three months ended September 30, 2020 to €1.3 million for the three months ended September 30, 2021. The decrease in professional and consulting fees resulted mainly from a decrease in accounting, audit and legal fees. The decrease was due to the one-time expenses associated with the ARYA Merger and PIPE Financing in 2020.

Other external expenses increased from €1.8 million for the three months ended September 30, 2020 to €2.5 million for the three months ended September 30, 2021. The increase in other expenses mainly resulted from increased insurance payments, depreciation, and other office expenses.

General and administrative expenses marginally decreased from €25.5 million for the nine months ended September 30, 2020 to €25.0 million for the nine months ended September 30, 2021.

Share-based compensation expenses increased from €7.7 million for the nine months ended September 30, 2020 to €8.9 million for the nine months ended September 30, 2021. This increase resulted from our expenses of the share-based compensation under the 2020 Equity plan for the nine months ended September 30, 2021. For the nine months ended September 30, 2020, the expenses consisted of a one-time expense as part of the conversion of our former share-based compensation program as well as the ongoing expenses under the 2020 Equity plan starting July 1, 2020.

Personnel related general and administrative expenses, excluding share-based compensation, increased from €6.2 million for the nine months ended September 30, 2020 to €6.8 million for the nine months ended September 30, 2021. The increase mainly resulted from an increased headcount in various administrative functions, such as finance, IT and human resources.

Professional and consulting fees decreased from €7.8 million for the nine months ended September 30, 2020 to €3.9 million for the nine months ended September 30, 2021. The decrease in professional and consulting fees resulted mainly from a decrease in accounting, audit and legal fees. The decrease was due to the one-time expenses associated with the ARYA Merger and PIPE Financing in 2020.

Other external expenses increased from €3.8 million for the nine months ended September 30, 2020 to €5.4 million for the nine months ended September 30, 2021. The increase in other expenses mainly resulted from increased insurance payments, depreciation, and other office expenses.

Other Income

Other income increased from €32 thousand for the three months ended September 30, 2020 to €47 thousand for the three months ended September 30, 2021.

Other income increased from €0.2 million for the nine months ended September 30, 2020 to €0.3 million for the nine months ended September 30, 2021.

Financial Result

Financial income increased from €1.2 million for the three months ended September 30, 2020 to €1.4 million for the three months ended September 30, 2021. The increase resulted from unrealized foreign exchange gains.

Financial expenses decreased from €6.7 million for the three months ended September 30, 2020 to €0.2 million for the three months ended September 30, 2021. The decrease mainly resulted from lower unrealized foreign exchange losses.

Financial income increased from €1.9 million for the nine months ended September 30, 2020 to €4.5 million for the nine months ended September 30, 2021. The increase mainly resulted from unrealized foreign exchange gains.

Financial expenses decreased from €6.5 million for the nine months ended September 30, 2020 to €1.4 million for the nine months ended September 30, 2021. The decrease resulted from positive development of USD-EUR forward contracts.

For the three and nine months ended September 30, 2020, the ARYA Merger led to a one-time Share listing expense of €152.8 million, based on the excess of the fair value of the equity instruments issued to ARYA, over the fair value of the identified net assets received.

The fair value of warrants decreased from €4.82 per warrant as of July 1, 2020 to €2.99 per warrant as of September 30, 2020 and resulted in a decrease in fair value of warrant liabilities of €13.2 million and a corresponding income for the three and nine months ended September 30, 2020.

The fair value of the warrants increased from €2.35 per warrant as of December 31, 2020 and €2.89 per warrant as of June 30, 2021 to €3.65 per warrant as of September 30, 2021 and resulted in an increase in fair value of warrant liabilities of €5.5 million and €9.4 million and a corresponding expense for the three and nine months ended September 30, 2021, respectively.

Liquidity and Capital Resources

Sources of Liquidity

We have funded our operations primarily from private placements of our ordinary shares, proceeds from collaborators, and the net proceeds generated from the ARYA Merger and PIPE Financing that closed on July 1, 2020.

Cash and cash equivalents decreased from €207.5 million as of December 31, 2020, to €161.3 million as of September 30, 2021. Cash and cash equivalents are invested in accordance with our investment policy with an emphasis on liquidity and capital preservation and consist primarily of cash in banks and money market accounts. Additionally, we invest funds in bonds with original maturity between three and nine months. We are holding Cash and cash equivalents as well as Other financial assets of €173.2 million as of September 30, 2021.

Cash Flows

The following table summarizes our cash flows for each period presented:

	Nine Months Ended September 30,
	2021	2020

(Euros in thousands)
Net cash provided by / (used in):
Operating activities	€ (55,170)	€ (59,865)
Investing activities	9,321	(15,551)
Financing activities	(2,027)	207,736
Total cash flow	€ (47,876)	€ 132,320

Operating Activities

We primarily derive cash from our collaboration agreements. Our cash used in operating activities is significantly influenced by our use of cash for operating expenses and working capital to support the business.

We experienced net cash outflow for the nine months ended September 30, 2021 and 2020, resulting primarily from differences in the net loss for the periods and working capital changes.

Our net cash outflow from operating activities for the nine months ended September 30, 2021 was €55.2 million. This comprised of a net loss of €76.5 million, a decrease in working capital of €14.1 million, and a partial offset of €35.4 million by non-cash charges mainly from the equity settled shared-based compensation expenses for employees of €21.7 million, change in fair value of warrant liabilities of €9.4 million, depreciation and amortization charge of €4.0 million, and net foreign exchange differences of €0.4 million. The decrease in working capital mainly resulted from a decrease in accounts payable and other liabilities of €14.2 million, a decrease in accounts receivables of €0.5 million and an increase in other current assets and prepayments of €0.4 million, respectively.

For the nine months ended September 30, 2020, our net cash outflow from operating activities was €59.9 million. This resulted from a net loss of €193.9 million and a €22.7 million decrease in working capital that was partially offset by €156.7 million from non-cash charges. The decrease in working capital mainly resulted from a decrease in accounts payable and other liabilities of €20.4 million, and an increase in both accounts receivables and other current assets of €0.1 million and €2.2 million, respectively.

Investing Activities

Our net inflow of cash from investing activities for the nine months ended September 30, 2021 was €9.3 million. This consisted primarily of €11.4 million payment for bond investments that are classified as other financial assets and held with financial institutions to finance the company, €3.8 million as payment for new equipment and intangible assets, and €24.4 million proceeds from maturities of investments that are classified as other financial assets and held with financial institutions to finance the company.

Net cash used in investing activities for the nine months ended September 30, 2020 was €15.6 million. This consisted of €6.0 million as payment for new equipment and intangible assets, and €9.6 million proceeds from maturities of investments that are classified as other financial assets and held with financial institutions to finance the company.

The decrease in investing activities, other than cash flows from investments in financial assets, is expected to be temporary, as it does not reflect the increase in our research and development activities. We intend to use additional lab space and acquired equipment to expand our research and development efforts, especially with regard to our clinical pipeline candidates in ACTengine as well as our preclinical pipeline candidates in TCR Bispecifics.

Financing Activities

During the nine months ended September 30, 2021, net cash used from financing activities amounted to €2.0 million. This was mainly driven by the principal portion of payments in connection with lease contracts in the amount of €2.1 million.

During the nine months ended September 30, 2020, our net cash inflow from financing activities was €207.7 million mainly from proceeds from issuance of shares to equity holders and € 1.6 million payment of the principal portion of lease liabilities.

Operation and Funding Requirements

Historically, we have incurred significant losses due to our substantial research and development expenses. We have an accumulated deficit of €521.0 million as of September 30, 2021. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, continue or commence clinical trials of, and seek regulatory approval for, our product candidates. We believe that we have sufficient financial resources available to fund our projected operating requirements for at least the next twelve months. Because the outcome of our current and planned clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. For example, our costs will increase if we experience any delays in our current and planned clinical trials. Our future funding requirements will depend on many factors, including, but not limited to:

•

progress, timing, scope and costs of our clinical trials, including the ability to timely initiate clinical sites, enroll subjects and manufacture ACT and TCR Bispecific product candidates for our ongoing, planned and potential future clinical trials;

•	time and cost to conduct IND- or CTA-enabling studies for our preclinical programs;

•	time and costs required to perform research and development to identify and characterize new product candidates from our research programs;

•	time and cost necessary to obtain regulatory authorizations and approvals that may be required by regulatory authorities to execute clinical trials or commercialize our products;

•	our ability to successfully commercialize our product candidates, if approved;

•	our ability to have clinical and commercial products successfully manufactured consistent with FDA, the EMA and comparable regulatory authorities’ regulations;

•

amount of sales and other revenues from product candidates that we may commercialize, if any, including the selling prices for such potential products and the availability of adequate third-party coverage and reimbursement for patients;

•	sales and marketing costs associated with commercializing our products, if approved, including the cost and timing of building our marketing and sales capabilities;

•	cost of building, staffing and validating our manufacturing processes, which may include capital expenditure;

•	terms and timing of our current and any potential future collaborations, licensing or other arrangements that we have established or may establish;

•	cash requirements of any future acquisitions or the development of other product candidates;

•	costs of operating as a public company;

•	time and cost necessary to respond to technological, regulatory, political and market developments;

•	costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; and

•	costs associated with any potential business or product acquisitions, strategic collaborations, licensing agreements or other arrangements that we may establish.

Identifying potential product candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and commercialize our product candidates. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.

Unless and until we can generate sufficient revenue to finance our cash requirements, which may never happen, we may seek additional capital through a variety of means, including through public and private equity offerings and debt financings, credit and loan facilities and additional collaborations. If we raise additional capital through the sale of equity or convertible debt securities, our existing shareholders’ ownership interest will be diluted, and the terms of such equity or convertible debt securities may include liquidation or other preferences that are senior to or otherwise adversely affect the rights of our existing shareholders. If we raise additional capital through the sale of debt securities or through entering into credit or loan facilities, we may be restricted in our ability to take certain actions, such as incurring additional debt, making capital expenditures, acquiring or licensing intellectual property rights, declaring dividends or encumbering our assets to secure future indebtedness. Such restrictions could adversely impact our ability to conduct our operations and execute our business plan. If we raise additional capital through collaborations with third parties, we may be required to relinquish valuable rights to our intellectual property or product candidates or we may be required to grant licenses for our intellectual property or product candidates on unfavorable terms. If we are unable to raise additional capital when needed, we may be required to delay, limit, reduce or terminate our product development efforts or we may be required to grant rights to third parties to develop and market our product candidates that we would otherwise prefer to develop and market ourselves. For more information as to the risks associated with our future funding needs, see “Risk Factors—Risks Related to Our Financial Position” in our Annual Report.

Off-Balance Sheet Arrangements

During the periods presented, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of December 31, 2020 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods:

	Payments due by period
	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total

	(euros in thousands)
Lease liabilities(1)	€2,103	3,453	1,157	150	€6,863
Other lease obligations(2)	97	185	185	46	513
In-license agreements(3)	249	—	—	—	249
Contract research organization agreements(4)	1,704	220	—	—	1,924
Total contractual obligations	€4,153	3,858	1,342	196	€9,549

(1)

Represents our future minimum commitments under non-cancelable lease liabilities reflected on the balance sheet in our audited consolidated financial statements. During the first nine months of 2021, we signed further lease agreements leading to additional lease commitments which are not reflected in the above table. The future lease payments for these lease contracts are approximately €0.2 million for the remainder of year 2021 and €1.7 million within one to five years.

(2)

Represents our future minimum commitments under non-cancelable leasing arrangements, which are not capitalized under IFRS 16. These arrangements include short-term, low-value leases, as well as further lease agreements which are not reflected on our balance sheet.

(3)	Represents obligations of non-cancelable terms of license agreements.
(4)	Represents obligations from contract research organization agreements.

We have lease agreements for land and buildings in our locations in Tübingen and Munich, Germany, and Houston, Texas, which will expire between 2021 and 2027, respectively. In addition, we have various leases for equipment and cars, which will expire in 2023. The amounts in the table above represent our fixed contractual lease obligations and do not include the optional extensions.

As of December 31, 2020, we are potentially liable to pay €1.7 million ($2 million) to a third-party upon successful completing the milestone of the first clinical lead selection in connection with Immatics’ collaboration agreements. We do not recognize a liability for these contingent payments due to the scientific uncertainty of achieving the related milestones. As of September 30, 2021, there has been no changes to the potential liability under these agreements or recognition of these contingent milestone payments.

In addition to the above obligations, we enter into a variety of agreements and financial commitments in the normal course of business. The terms generally provide us with the option to cancel, reschedule, and adjust our requirements based on our business needs prior to the delivery of goods or performance of services.

Critical Accounting Policies and Significant Judgments and Estimates

Our unaudited interim condensed consolidated financial statements for the three and nine-month period ended September 30, 2021 and 2020, respectively, have been prepared in accordance with International Accounting Standard 34 (Interim Financial Reporting), as issued by the International Accounting Standards Board.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of estimates and assumptions, that affect the value of assets and liabilities, as well as contingent assets and liabilities, as reported on the balance sheet date, and revenues and expenses arising during the fiscal year.

The main areas in which assumptions, estimates, and exercising of discretion are appropriate, relate to revenue recognition, research and development expenses, share-based compensations, and income taxes. Our estimates are based on historical experience and other assumptions that are considered appropriate in the circumstances, and parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond our control. Hence, our estimates may vary from the actual values.

We believe that the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.

Revenue Recognition for Collaboration Agreements

We recognize revenue through collaboration and license agreements and reimbursement for research and development costs.

Under our collaboration and license agreements, we may receive upfront licensing payments, milestone payments and reimbursement of research and development expenses. Such collaboration agreements also include licenses of certain of our intellectual property to the respective collaborators. As these agreements comprise several commitments, it must be assessed whether these commitments are capable of being distinct within the context of the contract. For each of our four collaboration agreements, we determined that the commitments included in each agreement represented single combined performance obligations, with a single measure of progress. The performance obligation is accounted for as a performance obligation satisfied over time on a cost-to-cost basis, as our customer simultaneously receives and consumes the benefit from our performance. Upfront licensing payments and reimbursement for development expenses are initially deferred on our statement of financial position and subsequently recognized as revenue over time as costs are incurred.

Milestone payments are generally included in the transaction price at the amount stipulated in the respective agreement and recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. To date, no milestone payment has been included in the transaction price and recognized into revenue.

We provide development and manufacturing services to our customers and recognize revenue over time using an input-based method to measure progress toward complete satisfaction of the service, because the customer simultaneously receives and consumes the benefits provided. Forecast values are used for the calculation of expected future revenue for the remaining term of the contract. These costs estimated as part of the budgeting process must be reviewed and approved before the we can use them for recognition purposes. Significant management judgment is required to determine the level of effort required under an arrangement, and the period over which we expect to complete our performance obligations under the arrangement which includes total internal personnel costs and external costs to be incurred. Changes in these estimates can have a material effect on revenue recognized.

Share-Based Compensation

Immatics GmbH had share-based compensation plans, which issued SARs and tandem awards (consisting of either a SAR or a stock option) to employees. The SARs and tandem awards were converted as part of the ARYA Merger. The conversion is accounted for as a modification in accordance with IFRS 2. As part of the ARYA merger, we also introduced a new share-based compensation plan that includes PSUs and service options.

The costs of equity-settled transactions are determined by the fair value at grant date, using an appropriate valuation model. Share-based expenses for the respective vesting periods, are recognized in research and development expenses and general and administrative expenses, reflecting a corresponding increase in equity.

Income Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available which can be utilized against the losses. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. Due to our history of loss-making over the last several years as well as our plans for the foreseeable future, we have not recognized any deferred tax assets on tax losses carried forward. Changes in the estimation of our potential to use of tax losses carried forward can have a material effect on our net income.

Recently Issued and Adopted Accounting Pronouncement

For information on the standards applied for the first time as of January 1, 2021 and 2020 please refer to our consolidated financial statements as of December 31, 2020.

Quantitative and Qualitative Disclosures about Market Risk

Our principal financial instruments comprise cash, cash equivalents and short-term deposits. The main purpose of these financial instruments is to invest the proceeds of capital contributions and upfront payments from collaboration agreements. We have various other financial instruments such as other receivables and trade accounts payable, which arise directly from its operations.

The main risks arising from our financial instruments are market risk and liquidity risk. The Management Board reviews and agrees on policies for managing these risks as summarized below. We also monitor the market price risk arising from all financial instruments.

Interest rate risk

Our exposure to changes in interest rates relates to investments in deposits and to changes in the interest for overnight deposits. Changes in the general level of interest rates may lead to an increase or decrease in the fair value of these investments.

Regarding the liabilities shown in the statement of financial position, we are currently not subject to interest rate risks. We are subject to a limited risk resulting from negative interest rates on financial instruments, especially on Cash and cash equivalents and Other financial assets.

Credit risk

Financial instruments that potentially subject us to concentrations of credit and liquidity risk consist primarily of cash, cash equivalents, deposits and accounts receivable. Our cash, cash equivalents and deposits are denominated in Euros and U.S. Dollars. Cash, cash equivalents and deposits securities are maintained with two high-quality financial institutions in Germany and one in the United States.

We continually monitor our positions with, and the credit quality of, the financial institutions and corporation, which are counterparts to our financial instruments. The maximum default risk corresponds to the carrying amount of cash and cash equivalents as well as Other financial assets.

We monitor the risk of a liquidity shortage. The main factors considered here are the maturities of financial assets as well as expected cash flows from equity measures.

Currency risk

Currency risk shows the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. In particular it poses a threat if the value of the currency in which liabilities are priced appreciates relative to the currency of the assets. Our business transactions are generally conducted in Euros and U.S. Dollars. We regularly analyze currency risks and aim to match U.S. Dollar cash inflows with U.S. Dollar cash outflows wherever possible.

Our Cash and cash equivalents were €161.3 million and €207.5 million as of September 30, 2021 and December 31, 2020, respectively. As of September 30, 2021 approximately 83% of our cash and cash equivalents were held in Germany, of which approximately 60% were denominated in Euros and 40% were denominated in U.S. Dollars. The remainder of our Cash and cash equivalents are held in the United States and denominated in U.S. Dollars. Additionally, we have bonds classified as Other financial assets denominated in U.S Dollars in the amount of €11.9 million as of September 30, 2021.

Liquidity risk

We continuously monitor our risk to a shortage of funds. Our objective is to maintain a balance between continuity of funding and flexibility through the use of capital raises.

Market risk and currency risk of warrants

The Group’s activities expose it to the financial risks of changes in price of the warrants. As the warrants are recognized at fair value on the consolidated statement of financial position of the Group, the Group’s exposure to market risks results from the volatility of the warrants price. The warrants are traded in U.S. Dollar while the functional currency of Immatics N.V. is Euro. The risks associated with our warrants result in non-cash, non-operating financial statement effects that has no impact on the Company’s cash position, operating expenses, or cash flows.

Internal Control over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. In connection with the audit of our consolidated financial statements for the year ended December 31, 2020, our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting primarily related to (i) clearly defined control processes, roles and segregation of duties within our business processes to ensure appropriate financial reporting, and (ii) the design and operating effectiveness of IT general controls for information systems that are significant to the preparation of our consolidated financial statements.

We have developed a remediation plan designed to address these material weaknesses and other existing deficiencies. We have re-designed the key processes and included significant measures to ensure an effective internal control over financial reporting. We are currently implementing these processes to ensure operating effectiveness. In doing so, we rely on the assistance of external advisors with expertise in these matters. Additionally, we have and continue to train our accounting and finance staff and hired financial reporting personnel, to develop and implement appropriate internal controls and reporting procedures.

In light of the restatement discussed above, we have reassessed the effectiveness of our disclosure controls and procedures and internal controls over financial reporting and have concluded that our remediation plan of the previously disclosed material weaknesses, which was to improve the process and controls in the determination of the appropriate accounting and classification of our financial instruments, also includes this matter.

OTHER INFORMATION

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Risk Factors

There have been no material changes from the risk factors described in the section titled “Risk Factors” in our Annual Report.